Exhibit 4.21

THIS SUBSTITUTE SECURED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO EPICEDGE, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

SUBSTITUTE SECURED PROMISSORY NOTE

$860,000	Chicago, Illinois March , 2002

FOR VALUE RECEIVED, EpicEdge, Inc., a Texas corporation (the “Company”), promises to pay to the order of Edgewater Private Equity Fund III, L.P., a Delaware limited partnership (“Holder”), the principal sum of Eight Hundred Sixty Thousand Dollars ($860,000), and to pay interest on the outstanding principal balance of this Substitute Secured Promissory Note (this “Note”) in accordance with Section 2 of this Note.

1.                                       Maturity.  The Company shall repay (a) the portion of the outstanding principal balance of this Note equal to Six Hundred Ten Thousand Dollars ($610,000) and interest accrued thereon in full on February 28, 2003, and (b) the portion of the outstanding principal balance of this Note equal to Two Hundred Fifty Thousand Dollars ($250,000) and interest accrued thereon in full on March 9, 2002.  All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest on this Note, then against the outstanding principal balance of this Note.

2.                                       Interest.  Interest shall begin to accrue on the outstanding principal balance of this Note commencing on the date hereof and continuing until repayment of this Note in full at the rate of ten percent (10%) per annum calculated on the basis of a 360 day year and actual days elapsed.  However, upon the occurrence of a Default (as defined herein) the interest on the outstanding principal balance of this Note will accrue from the date of such Default until such time as such Default is cured in a manner that is acceptable to Holder at a rate per annum equal to three percent (3%) plus the interest rate then in effect.

3.                                       Prepayment.  The outstanding principal balance and all accrued interest payable to Holder hereunder (the “Outstanding Balance”) may not be prepaid without the consent of Holder in its sole and absolute discretion.  All prepayments so permitted by Holder shall be applied in the order provided in Section 1.

4.                                       Collateral.  As a condition to the advance of funds under this Note and as collateral security therefor, the Company shall have entered into and delivered to Holder (a) that certain Security Agreement dated as of February 19, 2002, as amended by that certain

First Amendment to Security Agreement of even date herewith (as may be further amended, restated, supplemented or otherwise modified from time to time, the “Security Agreement”), and (ii) that certain Trademark and License Security Agreement dated as of February 19, 2002, as amended by that certain First Amendment to Trademark and License Security Agreement of even date herewith  (as may be further amended, restated, supplemented or otherwise modified from time to time, the “Trademark Agreement”; and, together with the Security Agreement and this Note, the “Loan Documents”).  The Security Agreement and Trademark Agreement shall grant a security interest in substantially all of the assets of the Company (the “Collateral”).

5.                                       Representations and Warranties.  Except as set forth on Schedule 3 attached hereto, the Company represents and warrants to Holder that:  (a) the Company has the legal capacity, power and authority to enter into, deliver and be bound by the Loan Documents and has duly executed and delivered the Loan Documents; (b) the execution and delivery by the Company of the Loan Documents and the Company’s performance of all its obligations under and the consummation of the transactions contemplated by the Loan Documents do not conflict with or violate any applicable law or any ruling, judgment or order of any court or other governmental authority, and do not conflict with or result in or constitute any breach or default under or result in the creation or imposition of any lien, charge or encumbrance under any material agreement, indenture or undertaking concerning the Collateral except with respect to which appropriate waivers or consents have been obtained; (c) no approval, consent or authorization of any governmental authority is required in connection with the Company’s entering into or performing its obligations under the Loan Documents; (d) the Loan Documents constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other similar laws affecting enforcement of creditors’ rights generally, and by general principles of equity; (e) there is no pending or, to the best knowledge of the Company, threatened action, suit, inquiry, investigation, or proceeding against the Company, before any court, governmental agency or arbitrator, which, in any case, may (i) if adversely determined, materially and adversely affect the financial condition of the Company, (ii) seek to restrain or otherwise have a material adverse affect on the transactions contemplated herein, or (iii) affect the validity or enforceability of the Loan Documents; and (f) the proceeds of all loans under this Note will be used solely for working capital requirements and for the payment of ordinary course trade payables and not to further reduce the principal portion of any indebtedness or to make any payments to any shareholders or affiliates of the Company.  Holder, in extending financial accommodations to the Company, is expressly acting and relying upon the aforesaid representations and warranties.

6.                                       Default.  The Company, without notice or demand of any kind, shall be in default (a “Default”) hereunder upon the occurrence of any of the following:

(a)                                  The Company fails to pay any amounts payable to Holder hereunder when due;

(b)                                 A material breach by the Company of any other term or provision of the Loan Documents;

(c)                                  Any of the Company’s indebtedness for borrowed money is accelerated as a result of a default or breach of or under any agreement for such borrowed money, including, but not limited to, loan agreements, or a material breach under any real property lease agreements or capital equipment lease agreements, by which the Company is bound or obligated;

(d)                                 The filing of a petition in bankruptcy or under any similar insolvency law by the Company, the making of an assignment for the benefit of creditors by the Company, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against the Company and such petition is not dismissed within sixty (60) days after the filing thereof; and

(e)                                  The transactions contemplated by that certain Memorandum of Terms dated as of February 6, 2002, by and among the Company, Holder and certain other parties named therein, have not been consummated on or before March 31, 2002.

Except for a Default pursuant to Sections 6(a), 6(d) or 6(e), upon each such Default, the Company shall have five (5) days to cure such Default after the Company becomes aware of the occurrence thereof.  If the Default is pursuant to Sections 6(a), 6(d) or 6(e) or if the Company is unable to cure its default under Sections 6(b) or 6(c) within such five (5) day period, Holder may, at its option, accelerate repayment of the Outstanding Balance under this Note, in which case such Outstanding Balance shall be due and payable immediately.  Upon any Default of the Company hereunder, Holder may pursue any legal or equitable remedies that are available to Holder.

7.                                       Miscellaneous.

(a)                                  The Company hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, or other cause of release or discharge other than actual payment in full hereof.

(b)                                 Holder shall not be deemed, by any act or omission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder and then only to the extent specifically set forth in such writing.  A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event.  No delay or omission of Holder to exercise any right, whether before or after a Default hereunder, shall impair any such right or shall be construed to be a waiver of any right or Default, and the acceptance at any time by Holder of any past–due amount shall not be deemed to be a waiver of the right to require prompt payment when due of any other amounts then or thereafter due and payable.

(c)                                  Time is of the essence hereof.  Upon any Default hereunder, Holder may exercise all rights and remedies provided for herein or in the other Loan Documents and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

(d)                                 The remedies of Holder as provided herein or in the other Loan Documents, or any one or more of them, in law or at equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at Holder’s sole discretion, and may be exercised as often as occasion therefor shall occur.

(e)                                  It is expressly agreed that if this Note is referred to any attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon Holder by this Note or any of the other Loan Documents, then the Company covenants and agrees to pay all reasonable costs, including attorneys’ fees, incurred by Holder in connection therewith.

(f)                                    If any provisions of this Note would require the Company to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, the Company shall instead pay interest under this Note at the highest rate permitted by applicable law.

(g)                                 This Note shall be governed by and construed in accordance with the laws of the State of Illinois without giving effect to any choice or conflict of law provision or law that would cause the application of the laws of any other jurisdiction other than the State of Illinois.

(h)                                 Any and all notices or other communications required or permitted to be delivered hereunder shall be deemed properly delivered if (i) delivered personally, (ii) mailed by first class, registered or certified mail, return receipt requested, postage prepaid, (iii) sent by next–day or overnight mail or delivery or (iv) sent by telecopy or telegram, to the parties as set forth below:

If to Holder:	If to the Company:

Edgewater Private Equity Fund III, L.P.	EpicEdge, Inc.
900 North Michigan Avenue	5508 Hwy. 290 West
14th Floor	Suite 300
Chicago, Illinois 60611	Austin, Texas 78735
Attn: Ryan Satterfield	Attn: Richard Carter, President
Telecopy: (312) 649-8649	Telecopy: ( )

With a copy to:	With a copy to:

Michael A. Nemeroff, Esq.	Paul E. Hurdlow, Esq.
Vedder, Price, Kaufman & Kammholz	Gray Cary Ware & Freidenrich, LLP
222 North LaSalle Street, Suite 2600	1221 S. Mopac Expressway, Suite 400
Chicago, Illinois 60601-1003	Austin, Texas 78746
Telecopy: (312) 609-5005	Telecopy: (512) 457-7001

Any party may change the name and address of the designee to whom notice shall be sent by giving written notice of such change to the other party.

(i)                                     The Company shall on the date hereof or upon demand by Holder, reimburse costs and expenses to Holder for past and current reasonable fees and expenses including, without limitation, legal fees and expenses, incurred in connection with all current and past financings by Holder to the Company.

(j)                                     This Note is issued in substitution for but not in payment of that certain Secured Promissory Note dated as of February 19, 2002 (the “Prior Note”), in the original principal amount of $610,000 and does not and shall not be deemed to constitute a novation thereof.  Such Prior Note shall be of no further force and effect upon the execution of this Note; provided, however, that the outstanding amount of principal and interest under the Prior Note as of the date of this Note is hereby deemed indebtedness evidenced by this Note and incorporated herein by this reference.

IN WITNESS WHEREOF, the Company has executed this Substitute Secured Promissory Note as of the date first above written.

EPICEDGE, INC., a Texas corporation:

By:
Name:
Title: